

17010347


IDB
Inter-American
Development Bank

DSTRBRPT

File No. 83-1
Regulation IA
Rule 3

February 21, 2017

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated February 21, 2017 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated February 21, 2017.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 500, Tranche No. 04

U.S.$100,000,000 Floating Rate Notes due January 15, 2022, as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022 issued on January 26, 2015 (Series No. 500, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 issued on March 4, 2015 (Series No. 500, Tranche No. 02), and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022 issued on January 31, 2017 (Series No. 500, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 21, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due January 15, 2022, Series No. 500, Tranche No. 04 (the "Notes"), as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$250,000,000 Floating Rates Notes due January 15, 2022 issued on January 26, 2015 (Series No. 500, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 issued on March 4, 2015 (Series No. 500, Tranche No. 02), and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022 issued on January 31, 2017 (Series No. 500, Tranche No. 03), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 21, 2017 (the "Terms Agreement") and the Pricing Supplement dated February 21, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 99.450%	Nil.	99.450%
Total: U.S.$99,450,000.00		U.S.$99,450,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 17, 2017, which is expected to be U.S.$108,000.00 as of February 24, 2017.

Item 7. Exhibits

(A) Opinion of the General Counsel of the Bank as to the legality of the obligations, dated March 11, 2016
(B) Pricing Supplement
(C) Terms Agreement

IDB
Inter-American
Development Bank

Annex A

March 11, 2016

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John Scott
General Counsel

Annex B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 500
Tranche No.: 4

U.S.$100,000,000 Floating Rate Notes due January 15, 2022 (the "Notes") as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022, issued on January 26, 2015 (the "Series 500 Tranche 1 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022, issued on March 4, 2015 (the "Series 500 Tranche 2 Notes") and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022, issued on January 31, 2017 (the "Series 500 Tranche 3 Notes")

Issue Price: 99.450 percent plus 38 days' accrued interest

No application has been made to list the Notes on any stock exchange.

Morgan Stanley

The date of this Pricing Supplement is February 21, 2017

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	500
	Tranche No.:	4
2.	Aggregate Principal Amount:	U.S.$100,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 500 Tranche 1 Notes, the Series 500 Tranche 2 Notes and the Series 500 Tranche 3 Notes.
3.	Issue Price:	U.S.$99,558,000 which amount represents the sum of (a) 99.450 percent of the Aggregate Principal Amount *plus* (b) the amount of U.S.$108,000 representing 38 days' accrued interest, inclusive.
4.	Issue Date:	February 24, 2017
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 15, 2022
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	January 17, 2017
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 15, April 15, July 15 and October 15 in each year, commencing on April 15, 2017, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.
	(e) Reference Rate:	3-Month USD-LIBOR-BBA. "3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period

of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are

provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
(g)	Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a)	Spread:	Not applicable
(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted

	(c) Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day(s):	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Governing Law:	New York
20.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank SA/NV; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes.
6.	Codes:	
	(a) CUSIP	45818WBA3
	(b) Common Code:	117380670
	(c) ISIN:	US45818WBA36
7.	Identity of Dealer:	Morgan Stanley & Co. International plc
8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	

(a)	Individual Definitive Registered Notes Available on Issue Date:	No
(b)	DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
(c)	Other Registered Global Notes:	No

General Information

Additional Information regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 38 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

Annex C

TERMS AGREEMENT NO. 500 TRANCHE 4 UNDER
THE PROGRAM

February 21, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 (the "Notes", as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022, issued on January 26, 2015 (Tranche 1), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022, issued on March 4, 2015 (Tranche 2) and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022, issued on January 31, 2017 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 24, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$99,558,000.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 99.450 percent of the aggregate principal amount (U.S.$99,450,000) plus 38 days of accrued and unpaid interest (U.S.$108,000). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$99,558,000.

2. Payment for the Notes shall be made on the Settlement Date by Morgan Stanley & Co. International plc to Citibank, N.A., London office as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group,
Global Capital Markets
Facsimile: +44 (0) 20 7056 4984

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

   (i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

      a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
      b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
      c. the cancellation of the BRRD Liability;
      d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

   (ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

   provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

   As used in this Terms Agreement:

   "**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL PLC



By: ______________________
Name: Delphine Mourot
Title: Executive Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:343277.2

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 500, Tranche No. 04

U.S.$100,000,000 Floating Rate Notes due January 15, 2022, as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022 issued on January 26, 2015 (Series No. 500, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 issued on March 4, 2015 (Series No. 500, Tranche No. 02), and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022 issued on January 31, 2017 (Series No. 500, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 21, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due January 15, 2022, Series No. 500, Tranche No. 04 (the "Notes"), as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$250,000,000 Floating Rates Notes due January 15, 2022 issued on January 26, 2015 (Series No. 500, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 issued on March 4, 2015 (Series No. 500, Tranche No. 02), and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022 issued on January 31, 2017 (Series No. 500, Tranche No. 03), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 21, 2017 (the "Terms Agreement") and the Pricing Supplement dated February 21, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 99.450%	Nil.	99.450%
Total: U.S.$99,450,000.00		U.S.$99,450,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 17, 2017, which is expected to be U.S.$108,000.00 as of February 24, 2017.

Item 7. Exhibits

(A) Opinion of the General Counsel of the Bank as to the legality of the obligations, dated March 11, 2016
(B) Pricing Supplement
(C) Terms Agreement

IDB
Inter-American
Development Bank

Annex A

March 11, 2016

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John Scott
General Counsel

Annex B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 500
Tranche No.: 4

U.S.$100,000,000 Floating Rate Notes due January 15, 2022 (the "Notes") as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022, issued on January 26, 2015 (the "Series 500 Tranche 1 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022, issued on March 4, 2015 (the "Series 500 Tranche 2 Notes") and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022, issued on January 31, 2017 (the "Series 500 Tranche 3 Notes")

Issue Price: 99.450 percent plus 38 days' accrued interest

No application has been made to list the Notes on any stock exchange.

Morgan Stanley

The date of this Pricing Supplement is February 21, 2017

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	500
	Tranche No.:	4
2.	Aggregate Principal Amount:	U.S.$100,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 500 Tranche 1 Notes, the Series 500 Tranche 2 Notes and the Series 500 Tranche 3 Notes.
3.	Issue Price:	U.S.$99,558,000 which amount represents the sum of (a) 99.450 percent of the Aggregate Principal Amount *plus* (b) the amount of U.S.$108,000 representing 38 days' accrued interest, inclusive.
4.	Issue Date:	February 24, 2017
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 15, 2022
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	January 17, 2017
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 15, April 15, July 15 and October 15 in each year, commencing on April 15, 2017, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.
	(e) Reference Rate:	3-Month USD-LIBOR-BBA. "3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period

of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are

provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f) Primary Source for Interest Rate Quotations for Reference Rate: Reuters

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a) Spread: Not applicable

(b) Variable Rate Day Count Fraction if not actual/360: Act/360, adjusted

	(c) Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day(s):	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Governing Law:	New York
20.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank SA/NV; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes.
6.	Codes:	
	(a). CUSIP	45818WBA3
	(b) Common Code:	117380670
	(c) ISIN:	US45818WBA36
7.	Identity of Dealer:	Morgan Stanley & Co. International plc
8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provision for Registered Notes:	

(a)	Individual Definitive Registered Notes Available on Issue Date:	No
(b)	DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
(c)	Other Registered Global Notes:	No

General Information

Additional Information regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 38 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

Annex C

TERMS AGREEMENT NO. 500 TRANCHE 4 UNDER
THE PROGRAM

February 21, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022 (the "Notes", as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$250,000,000 Floating Rate Notes due January 15, 2022, issued on January 26, 2015 (Tranche 1), the Bank's U.S.$100,000,000 Floating Rate Notes due January 15, 2022, issued on March 4, 2015 (Tranche 2) and the Bank's U.S.$150,000,000 Floating Rate Notes due January 15, 2022, issued on January 31, 2017 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 24, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$99,558,000.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 99.450 percent of the aggregate principal amount (U.S.$99,450,000) plus 38 days of accrued and unpaid interest (U.S.$108,000). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$99,558,000.

2. Payment for the Notes shall be made on the Settlement Date by Morgan Stanley & Co. International plc to Citibank, N.A., London office as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group,
Global Capital Markets
Facsimile: +44 (0) 20 7056 4984

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
c. the cancellation of the BRRD Liability;
d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL PLC



By: ______________________
Name: Delphine Mourot
Title: Executive Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:343277.2


IDB
Inter-American
Development Bank


SEC/DROP-OFF

Regulation IA
Rule 3

February 21, 2017

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated February 21, 2017of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated February 21, 2017.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 567, Tranche No. 08

U.S.$100,000,000 Floating Rate Notes due July 15, 2021, as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021 issued on July 21, 2016 (Series No. 567, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on August 30, 2016 (Series No. 567, Tranche No. 02), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on September 30, 2016 (Series No. 567, Tranche No. 03), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 11, 2016 (Series No. 567, Tranche No. 04), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 19, 2016 (Series No. 567, Tranche No. 05), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 26, 2016 (Series No. 567, Tranche No. 06), and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on February 9, 2017 (Series No. 567, Tranche No. 07)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 21, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due July 15, 2021, Series No. 567, Tranche No. 08 (the "Notes"), as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021 issued on July 21, 2016 (Series No. 567, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on August 30, 2016 (Series No. 567, Tranche No. 02), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on September 30, 2016 (Series No. 567, Tranche No. 03), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 11, 2016 (Series No. 567, Tranche No. 04), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 19, 2016 (Series No. 567, Tranche No. 05), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 26, 2016 (Series No. 567, Tranche No. 06), and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on February 9, 2017 (Series No. 567, Tranche No. 07), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 21, 2017 (the "Terms Agreement") and the Pricing Supplement dated February 21, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 100.549%	Nil.	100.507%
Total: U.S.$100,549,000.00		U.S.$100,549,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 17, 2017, which is expected to be U.S.$129,000.00 as of February 24, 2017.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the General Counsel of the Bank as to the legality of the obligations, dated March 11, 2016
(B) Pricing Supplement
(C) Terms Agreement


IDB
Inter-American
Development Bank

March 11, 2016

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John Scott
General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 567
Tranche No.: 8

U.S.$100,000,000 Floating Rate Notes due July 15, 2021 (the "Notes") as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021, issued on July 21, 2016 (the "Series 567 Tranche 1 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on August 30, 2016 (the "Series 567 Tranche 2 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on September 30, 2016 (the "Series 567 Tranche 3 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 11, 2016 (the "Series 567 Tranche 4 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 19, 2016 (the "Series 567 Tranche 5 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 26, 2016 (the "Series 567 Tranche 6 Notes") and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on February 9, 2017 (the "Series 567 Tranche 7 Notes")

Issue Price: 100.549 percent plus 38 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

BofA Merrill Lynch

The date of this Pricing Supplement is February 21, 2017.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	567
	Tranche No.:	8
2.	Aggregate Principal Amount:	U.S.$100,000,000
		As from the Issue Date, the Notes will be consolidated and form a single series with the Series 567 Tranche 1 Notes, the Series 567 Tranche 2 Notes, the Series 567 Tranche 3 Notes, the Series 567 Tranche 4 Notes, the Series 567 Tranche 5 Notes, the Series 567 Tranche 6 Notes and the Series 567 Tranche 7 Notes.
3.	Issue Price:	U.S.$100,678,000.00 which amount represents the sum of (a) 100.549 percent of the Aggregate Principal Amount *plus* (b) the amount of U.S.$129,000.00 representing 38 days' accrued interest, inclusive.
4.	Issue Date:	February 24, 2017
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	July 15, 2021
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	January 17, 2017
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 15, April 15, July 15, and October 15, commencing on April 15, 2017, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.

(e) Reference Rate: 3-Month USD-LIBOR-BBA

"3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f) Primary Source for Interest Rate Quotations for Reference Rate: Reuters

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a) Spread: plus (+) 0.20 percent

(b) Variable Rate Day Count Fraction if not actual/360: Act/360, adjusted

	(c) Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day:	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Governing Law:	New York
20.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) CUSIP	45818WBM7
	(b) Common Code:	145669855
	(c) ISIN:	US45818WBM73
7.	Identity of Dealer:	Merrill Lynch International

8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
	(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. Subject to the discussion in the following paragraph regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 38 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the Internal Revenue Service.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By:________________________________

Name: Gustavo Alberto De Rosa

Title: Chief Financial Officer and General Manager, Finance Department

TERMS AGREEMENT NO. 567 TRANCHE 8 UNDER THE PROGRAM

February 21, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 (the "Notes", as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021, issued on July 21, 2016 (Tranche 1), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on August 30, 2016 (Tranche 2), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on September 30, 2016 (Tranche 3), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 11, 2016 (Tranche 4), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 19, 2016 (Tranche 5), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 26, 2016 (Tranche 6) and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on February 9, 2017 (Tranche 7)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 24, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$100,678,000.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard

Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.549 percent of the aggregate principal amount (U.S.$100,549,000.00) plus 38 days of accrued and unpaid interest (U.S.$129,000.00). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$100,678,000.00.

2. Payment for the Notes shall be made on the Settlement Date by Merrill Lynch International to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Tel: +44 (0)20 7995 3966
Fax: +44 (0)20 7995 0048
Attn: Syndicate Desk

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
c. the cancellation of the BRRD Liability;
d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By: 
Name: Anthony Vives de Montal
Title: Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK


By: ______________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 567, Tranche No. 08

U.S.$100,000,000 Floating Rate Notes due July 15, 2021, as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021 issued on July 21, 2016 (Series No. 567, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on August 30, 2016 (Series No. 567, Tranche No. 02), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on September 30, 2016 (Series No. 567, Tranche No. 03), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 11, 2016 (Series No. 567, Tranche No. 04), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 19, 2016 (Series No. 567, Tranche No. 05), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 26, 2016 (Series No. 567, Tranche No. 06), and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on February 9, 2017 (Series No. 567, Tranche No. 07)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 21, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due July 15, 2021, Series No. 567, Tranche No. 08 (the "Notes"), as from February 24, 2017 to be consolidated and form a single series with each of the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021 issued on July 21, 2016 (Series No. 567, Tranche No. 01), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on August 30, 2016 (Series No. 567, Tranche No. 02), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on September 30, 2016 (Series No. 567, Tranche No. 03), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 11, 2016 (Series No. 567, Tranche No. 04), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 19, 2016 (Series No. 567, Tranche No. 05), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on October 26, 2016 (Series No. 567, Tranche No. 06), and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 issued on February 9, 2017 (Series No. 567, Tranche No. 07), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 21, 2017 (the "Terms Agreement") and the Pricing Supplement dated February 21, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	100.549%	Nil.	100.507%
Total:	U.S.$100,549,000.00		U.S.$100,549,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 17, 2017, which is expected to be U.S.$129,000.00 as of February 24, 2017.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the General Counsel of the Bank as to the legality of the obligations, dated March 11, 2016
(B) Pricing Supplement
(C) Terms Agreement

Exhibit A


IDB
Inter-American
Development Bank

March 11, 2016

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John Scott
General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 567
Tranche No.: 8

U.S.$100,000,000 Floating Rate Notes due July 15, 2021 (the "Notes") as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021, issued on July 21, 2016 (the "Series 567 Tranche 1 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on August 30, 2016 (the "Series 567 Tranche 2 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on September 30, 2016 (the "Series 567 Tranche 3 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 11, 2016 (the "Series 567 Tranche 4 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 19, 2016 (the "Series 567 Tranche 5 Notes"), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 26, 2016 (the "Series 567 Tranche 6 Notes") and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on February 9, 2017 (the "Series 567 Tranche 7 Notes")

Issue Price: 100.549 percent plus 38 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

BofA Merrill Lynch

The date of this Pricing Supplement is February 21, 2017.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	567
	Tranche No.:	8
2.	Aggregate Principal Amount:	U.S.$100,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 567 Tranche 1 Notes, the Series 567 Tranche 2 Notes, the Series 567 Tranche 3 Notes, the Series 567 Tranche 4 Notes, the Series 567 Tranche 5 Notes, the Series 567 Tranche 6 Notes and the Series 567 Tranche 7 Notes.
3.	Issue Price:	U.S.$100,678,000.00 which amount represents the sum of (a) 100.549 percent of the Aggregate Principal Amount <u>*plus*</u> (b) the amount of U.S.$129,000.00 representing 38 days' accrued interest, inclusive.
4.	Issue Date:	February 24, 2017
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	July 15, 2021
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	January 17, 2017
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 15, April 15, July 15, and October 15, commencing on April 15, 2017, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.

(e)	Reference Rate:	3-Month USD-LIBOR-BBA

"3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
(g)	Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a)	Spread:	plus (+) 0.20 percent
(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted

	(c) Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day:	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Governing Law:	New York
20.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) CUSIP	45818WBM7
	(b) Common Code:	145669855
	(c) ISIN:	US45818WBM73
7.	Identity of Dealer:	Merrill Lynch International

8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
	(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. Subject to the discussion in the following paragraph regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 38 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the Internal Revenue Service.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By:____________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

TERMS AGREEMENT NO. 567 TRANCHE 8 UNDER THE PROGRAM

February 21, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021 (the "Notes", as from February 24, 2017 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due July 15, 2021, issued on July 21, 2016 (Tranche 1), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on August 30, 2016 (Tranche 2), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on September 30, 2016 (Tranche 3), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 11, 2016 (Tranche 4), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 19, 2016 (Tranche 5), the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on October 26, 2016 (Tranche 6) and the Bank's U.S.$100,000,000 Floating Rate Notes due July 15, 2021, issued on February 9, 2017 (Tranche 7)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 24, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$100,678,000.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard

Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.549 percent of the aggregate principal amount (U.S.$100,549,000.00) plus 38 days of accrued and unpaid interest (U.S.$129,000.00). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$100,678,000.00.

2. Payment for the Notes shall be made on the Settlement Date by Merrill Lynch International to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of the undersigned are as follows:

   FOR THE BANK:

   Inter-American Development Bank
   1300 New York Avenue, N.W.
   Washington, D.C. 20577
   Attention: Finance Department
   Cash Management and Settlements Group
   Email: FIN_CMO@iadb.org
   Telephone: 202-623-3131

   FOR THE DEALER:

   Merrill Lynch International
   2 King Edward Street
   London EC1A 1HQ
   United Kingdom
   Tel: +44 (0)20 7995 3966
   Fax: +44 (0)20 7995 0048
   Attn: Syndicate Desk

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
c. the cancellation of the BRRD Liability;
d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"BRRD Liability" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By: A. Vivés
Name: Anthony Vivés de Montal
Title: Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department